

Mail Stop 3561

May 25, 2016

Mr. David N. Fuselier
Chief Executive Officer and Chief Financial Officer
Integrated Freight Corporation
42 Lake Avenue
Danbury, CT 06811

> **Re: Integrated Freight Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed July 14, 2015**
> **File No. 000-14273**

Dear Mr. Fuselier:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure